Exhibit 99.81

BLUE MOON METALS INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1 - IDENTITY OF COMPANY

1.1	Name and Address of Company

Blue Moon Metals Inc. (“Blue Moon” or the “Company”)

555 – 220 Bay Street

Toronto, Ontario

M5J 2W4

1.2	Executive Officer

Christian Kargl-Simard, CEO and Director
Phone: (416) 230 3440

ITEM 2 - DETAILS OF THE ACQUISITION

2.1	Nature of Business Acquired

On February 26, 2025, the Company acquired (i) 93.55% of the issued and outstanding shares of Nussir ASA (“Nussir”) (the “Nussir Acquisition”) and (ii) 100% of the issued and outstanding shares of Nye Sulitjelma Gruver AS (“NSG”) (the “NSG Acquisition”, and collectively with the Nussir Acquisition, the “Acquisitions”).

Nussir and NSG are private Norwegian companies with mining exploration properties in Norway (the “Nussir Property” and the “NSG Property,” respectively). As a result of the Acquisitions, Nussir and NSG are subsidiaries of the Company.

The Nussir Property hosts two copper-silver-gold deposits located in northern Norway. Open pit mining occurred on one of the deposits during the 1970s.

The NSG Property located in Nordland in Norway hosts three copper-zinc-gold-silver volcanogenic massive sulphide deposits that comprise the Sulitjelma project. The underground Sulitjelma mine was in production for over a hundred years until its shutdown in 1991.

For further information about the Acquisitions, please refer to the separate Share Purchase Agreements dated December 19, 2024 between the Company and NSG, and between the Company and Nussir, copies of which have been filed under the Company’s profile on the SEDAR+ at www.sedarplus.ca.

2.2	Acquisition Date

The Acquisitions were completed on February 26, 2025.

2.3	Consideration

Pursuant to the Nussir Acquisition, Blue Moon issued 241,681,493 common shares of Blue Moon (the “Blue Moon Shares”) to former holders of common shares of Nussir. Pursuant to the NSG Acquisition, Blue Moon issued 56,079,997 Blue Moon Shares to former holders of common shares of NSG.

In addition, Blue Moon has also agreed to pay to former NSG shareholders US$3M in cash milestone payments related to the receipt of the discharge permit and the receipt of the operating permit for the NSG Property.

In connection with the Acquisitions, on December 19, 2024 Blue Moon completed a brokered private placement, pursuant to which it issued 10,000,031 units (the “Units”) of the Company at a price of C$3.00 per Unit for gross proceeds of C$30,000,093 (the “Concurrent Financing”). The Concurrent Financing was co-led by Cormark Securities Inc. and Scotiabank on behalf of a syndicate of investment dealers including National Bank Financial Inc., Haywood Securities Inc., Raymond James Ltd. and CIBC World Markets Inc. (collectively, the “Agents”). Each Unit issued in the Concurrent Financing consisted of 1 Blue Moon Share (each, a “Unit Share”) and 9 subscription receipts (each, a “Subscription Receipt”), with 10% of the price per Unit allocated to the Unit Share underlying each Unit and 90% of the price per Unit allocated to the Subscription Receipts underlying each Unit. On closing of the Acquisitions, each Subscription Receipt automatically converted to one Blue Moon Share without payment of additional consideration or further action on the part of the Subscription Receipt holders.

The net proceeds from the Unit Shares were used for general corporate purposes and advancement of the Blue Moon zinc-gold-copper project in the United States, along with costs related to the Acquisitions. The net proceeds from the Subscription Receipts will be primarily utilized for exploration decline development, underground exploration, and optimization studies at the Nussir Property, exploration permitting at the Blue Moon property and the NSG Property, and general corporate purposes and working capital.

2.4	Effect on Financial Position

Upon completion of the Acquisitions, Nussir and NSG became subsidiaries of the Company. The business and operations of Nussir and NSG have combined with those of the Company. As the consideration for the Acquisitions was largely paid with common shares of Blue Moon, the effect of the Acquisitions on Blue Moon’s working capital is largely neutral. The Acquisitions will be reflected in corresponding increases in total assets and issued share capital.

The Company does not currently have any plans or proposals for material changes in the business acquired pursuant to the Acquisitions which may have a significant impact on the financial performance and financial position of the Company, including any proposal to sell, lease or exchange all or substantially all or a substantial part of the business acquired pursuant to the Acquisitions or to make any material changes to the Company’s business.

2.5	Prior Valuations

No valuation opinions were obtained within the last 12-months by the Company as required by securities legislation or as required by a Canadian exchange or a market to support the consideration paid by the Company in connection with the Acquisitions.

2.6	Parties to the Transaction

The Acquisitions were not with an informed person, associate, or affiliate of Blue Moon Metals Inc. The parties involved in the Acquisitions were independent third parties.

2.7	Date of Report

May 10, 2025.

ITEM 3 - FINANCIAL DISCLOSURE

Pursuant to Part 8 of NI 51-102, the following financial statements are incorporated by reference in or attached as schedules to this Business Acquisition Report and form part of this Business Acquisition Report:

Schedule A	The audited consolidated financial statements of Nussir as at and for the year ended December 31, 2024, together with the notes thereto and the independent auditor's report thereon.

Schedule B	The audited consolidated financial statements of NSG as at and for the year ended December 31, 2024, together with the notes thereto and the independent auditor's report thereon.

The Company has not requested the consent of Nussir or NSG’s auditor to incorporate the above financial statements of Nussir or NSG, together with the notes and auditor’s report for the audited financial statements into this Report, and therefore such consent has not been provided.

Schedule A

The audited consolidated financial statements of Nussir as at and for the year ended December 31, 2024, together with the notes thereto and the independent auditor's report thereon

Nussir ASA

Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(expressed in Norwegian Krone)

KPMG AS Sjøgata 8 N-9008 Tromsø	Telephone +47 45 40 40 63 Internet www.kpmg.no Enterprise 935 174 627 MVA

To the General Meeting of Nussir ASA

Independent Auditor’s Report

Opinion

We have audited the consolidated financial statements of Nussir ASA and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at 1 January 2023, 31 December 2023 and 31 December 2024, the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the years ended 31 December 2023 and 31 December 2024, and notes to the financial statements, including material accounting policy information.

In our opinion

•	the financial statements comply with applicable statutory requirements,

•	the consolidated financial statements give a true and fair view of the financial position of the Group as at 1 January 2023, 31 December 2023 and 31 December 2024, and its financial performance and its cash flows for the years ended 31 December 2023 and 31 December 2024 in accordance with IFRS Accounting Standards as issued by the IASB.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company and the Group as required by relevant laws and regulations in Norway and the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of the Board of Directors and the Managing Director for the Financial Statements

The Board of Directors and the Managing Director (management) are responsible for the preparation of financial statements that give a true and fair view in accordance with IFRS Accounting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error. We design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

•	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves a true and fair view.

•	obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Tromsø

KPMG AS

Stig-Tore Richardsen

State Authorised Public Accountant

(This document is signed electronically)

Nussir ASA

Consolidated Financial Statements

(Expressed in Norwegian Krone)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT

	Note	31.12.2024	31.12.2023	01.01.2023
ASSETS
Current assets
Prepayments and other receivables	6, 10	1 408 740	159 971	197 380
Cash and cash equivalents	7, 10	7 036 846	12 232 874	15 861 365
Total current assets		8 445 586	12 392 845	16 058 745

Non-current assets
Mineral properties	5	10 000 000	10 000 000	10 000 000
Total non-current assets		10 000 000	10 000 000	10 000 000

Total assets		18 445 586	22 392 845	26 058 745

SHAREHOLDERS' EQUITY AND LIABILITIES
Current liabilities
Accounts payable	10	528 134	238 242	376 984
Other current liabilities	11	1 363 610	1 174 981	1 362 134
Total current liabilities		1 891 744	1 413 223	1 739 118

Non-current liabilities
Shareholder loans	9, 10	-	10 609 095	-
Total non-current liabilities		-	10 609 095	-
Total liabilities		1 891 744	12 022 318	1739 118

Shareholders' equity
Share capital	8	14 550 000	10 550 000	10 550 000
Share premium		6 988 336	4 772 853	18 685 395
Accumulated losses		(4 984 494)	(4 952 326)	(4 915 768)
Total equity		16 553 842	10 370 527	24 319 627

Total shareholders' equity and liabilities		18 445 586	22 392 845	26 058 745

Hammerfest, 11 May 2025

/ s/ "Skott Mealer"		/s/ "Mona Soyland"
Skott Mealer		Mona Søyland
Chairman of the Board		Board Member

/ s/ "Alexander Krogh"
Alexander Krogh
Board Member

The accompanying notes are an integral part of these consolidated financial statements

Nussir ASA

Consolidated Financial Statements

(Expressed in Norwegian Krone)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Note	2024	2023
Salary costs		(7 697 583)	(7 981 055)
Other operating costs		(5 535 816)	(5 705 075)

Operating profit/(loss)		(13 233 399)	(13 686 130)

Interest income		324 937	406 693
Interest expense		(867 488)	(609 160)
Foreign exchange income/(loss)		(40 735)	(60 503)
Profit/(loss) before tax		(13 816 685)	(13 949 100)

Income tax	4	-	-

Profit/(loss) for the year		(13 816 685)	(13 949 100)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2024	2023
Profit/(loss) for the year	(13 816 685)	(13 949 100)
Other comprehensive income/(loss)	-	-
Total comprehensive income/loss (-) for the year	(13 816 685)	(13 949 100)

The accompanying notes are an integral part of these consolidated financial statements

Nussir ASA

Consolidated Financial Statements

(Expressed in Norwegian Krone)

CONSOLIDATED STATEMENTS OF CASHFLOW

		2024	2023
Operating activities:
Income/loss (-) before income tax		(13 816 685)	(13 949 100)

Non-cash interest	9	866 749	609 095
Change in working capital		(770 248)	(288 486)
Net cash used in operating activites		(13 720 184)	(13 628 491)

Investing activities:
Acquisition of mineral properties	5	-	-
Net cash used in investing activities		-	-

Financing activities:
Issuance of share capital	8	20 000 000	-
Proceeds from shareholder loans	9	-	10 000 000
Repayment of shareholder loans	9	(10 000 000)	-
Interest paid	9	(1 475 844)	-
Net cash from financing activities		8 524 156	10 000 000

Net change in cash and cash equivalents		(5 196 028)	(3 628 491)
Cash and cash equivalents at beginning of period	7	12 232 874	15 861 365
Cash and cash equivalents at end of period	7	7 036 846	12 232 874

The accompanying notes are an integral part of these consolidated financial statements

Nussir ASA

Consolidated Financial Statements

(Expressed in Norwegian Krone)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Attributed to equity holders of the parent
			Share	Accumulated
	Note	Share capital	premium	losses	Total equity
Equity 1 January 2023, restated *)		10 550 000	18 685 395	(4 915 768)	24 319 627

Loss for the period		-	-	(13 949 100)	(13 949 100)
Other comprehensive income		-	-	-	-

Total comprehensive income/(loss)		-	-	(13 949 100)	(13 949 100)
Reduction of share premium to cover losses		-	(13 912 542)	13 912 542	-

Equity 31 December 2023		10 550 000	4 772 853	(4 952 326)	10 370 527

Equity 1 January 2024		10 550 000	4 772 853	(4 952 326)	10 370 527
Loss for the period		-	-	(13 816 685)	(13 816 685)
Other comprehensive income		-	-	-	-

Total comprehensive income/(loss)			-	(13 816 685)	(13 816 685)
Share issue	8	4 000 000	16 000 000		20 000 000
Reduction of share premium to cover losses		-	(13 784 517)	13 784 517	-

Equity 31 December 2024		14 550 000	6 988 336	(4 984 494)	16 553 842

*) The adjustment to opening accumulated losses as at January 1, 2023 reflects a change in accounting policy resulting from the Company’s first-time adoption of IFRS. These adjustments include expensing of exploration and evaluation cost that were previously capitalized under Norwegian GAAP, and the inclusion of the subsidiary Nussir Holding AS in the IFRS consolidated financial statements. This subsidiary was not included in the Norwegian GAAP financial statements. Refer to Note 14 – First-time Adoption of IFRS.

The accompanying notes are an integral part of these consolidated financial statements

Nussir ASA

Consolidated Financial Statements

(Expressed in Norwegian Krone)

1)	Corporate information

Nussir ASA (“Nussir” or “the Company”) AS is a private limited liability company incorporated and domiciled in Norway, with its main office in Sjøgata 9, Hammerfest, Norway.

Nussir is at the date of issue of these financial statements a 93.55% owned subsidiary of Blue Moon Metals Inc., a Canadian mining company listed on the TSX Venture Exchange. The Company is engaged in the exploration and development of mineral assets in the Hammerfest municipality of northern Norway. Nussir has licences to and is engaged in development on the Nussir and Ulveryggen copper deposits in the geological Repparfjord area. As of the reporting date, the Company is in the exploration and evaluation phase.

These financial statements were approved for issue by the Company’s Board of Directors on 11 May 2025.

2)   Material accounting policies

Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ® (“IFRS”) as issued by the IASB.

These financial statements represent the first annual financial statements of the Company prepared in accordance with IFRS. The Company has applied IFRS 1 – First-time Adoption of IFRS. The Company has previously prepared its financial statements in accordance with the Norwegian Accounting Act and generally accepted accounting principles in Norway (“Norwegian GAAP”) Further details regarding the transition from Norwegian GAAP to IFRS, including reconciliations and changes in accounting policies, are presented in Note 14.

These consolidated financial statements have been prepared on a historical cost basis. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The consolidated financial statements are presented in Norwegian Krone (unless otherwise stated), and Norwegian Krone is also the functional currency of the Company and its subsidiary.

These consolidated financial statements include the accounts of the Company, and its 100% controlled subsidiary Nussir Holding AS. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All significant inter-company transactions and balances have been eliminated.

Going concern

The Company is engaged in the exploration and evaluation of mineral properties located in Norway. The nature of the Company’s activities requires ongoing expenditures related to property maintenance, exploration and technical evaluation work. The Company has not yet generated any revenue from mining operations and remains in the exploration and evaluation phase.

On February 26, 2025, the Company was acquired by Blue Moon Metals Inc. as part of a broader transaction involving the acquisition of Norwegian copper assets. Following the acquisition, Blue Moon Metals Inc. became the Company’s sole shareholder and will provide financial support to enable the Company to meet its obligation to continue exploration activities.

The accompanying notes are an integral part of these consolidated financial statements

Nussir ASA

Consolidated Financial Statements

(Expressed in Norwegian Krone)

The Company’s ability to continue as a going concern is therefore dependent on the ongoing financial support of Blue Moon Metals Inc., including its ability to raise funds through equity financing or other arrangements. These financial statements have been prepared in accordance with IFRS® Accounting Standards on a going concern basis.

As part of the acquisition, Blue Moon Metals Inc., completed a significant equity financing that included proceeds earmarked for advancing the newly acquired Norwegian properties, including those held by Nussir. While Blue Moon Metals Inc. has successfully raised capital to date, there is no assurance that it will continue to do so in the future. This results in material uncertainties that may cast doubt on the Company’s ability to continue as a going concern.

These consolidated financial statements do not reflect the adjustments to the carrying values of the assets and liabilities and the reported expenses and statement of financial position classifications that might be necessary were the Company not able to continue as a going concern.

Balance sheet classification

Current assets and current liabilities include items due less than a year from the balance sheet date, and items related to the operating cycle. Other assets and liabilities are classified as noncurrent.

Mineral property interests and exploration expenditures

All direct costs related to the acquisition of exploration and evaluation assets are capitalized upon acquiring the legal right to explore a property. Exploration and evaluation expenditures incurred prior to the determination of the feasibility of mining operations and a decision to proceed with development, are charged to profit or loss as incurred.

In accordance with IAS 36 – Impairment of Assets, upon transition to the development stage the Company is required to assess the recoverable amount of development assets against its carrying amount.

Exploration and evaluation costs are expensed as incurred while the Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. If and when the Company’s management determines that economically extractable proven or probable mineral reserves have been established, the subsequent costs incurred to develop such property, including costs to further delineate the ore body will be capitalized.

Although the Company has taken steps to verify title to the properties in which it has an interest, in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee the Company’s title. Property titles may be subject to unregistered prior agreements and noncompliance with regulatory requirements.

Impairment of assets

At the end of each reporting period, the Company reviews the carrying amounts of its mineral property interests to determine whether there is an indication that those assets have suffered impairment. If any such indication exists, the recoverable amount of the asset or cash-generating unit (“CGU”) is estimated in order to determine the extent of the impairment charge (if any).

The recoverable amount used for this purpose is the higher of the fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For an asset that does not generate largely independent cash flows, the amount is determined for the CGU to which the asset belongs.

The accompanying notes are an integral part of these consolidated financial statements

Nussir ASA

Consolidated Financial Statements

(Expressed in Norwegian Krone)

If the recoverable amount of an asset or CGU is estimated to be less than its recorded amount, the recorded amount of the asset or CGU is reduced to its recoverable amount. An impairment charge is recognized immediately in the consolidated statement of loss and comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

Receivables

Trade receivables are recognized in the Balance Sheet at their transaction price after a deduction for the provision for credit losses. Historically there have been no significant credit losses.

Borrowings

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of transaction/issue costs associated with the borrowing. After initial recognition, interests bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Any difference between the consideration received net of transaction/issue costs associated with the borrowing and the redemption value, is recognized in the income statement over the term of the loan.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

Environmental expenditures

The operations of the Company may in the future be affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures.

Environmental expenditures relating to ongoing environmental and reclamation programs are charged to operations, or are capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. Liabilities related to environmental protection and reclamation costs are recognized when the obligation is incurred and the fair value of the related costs can be reasonably estimated. This includes future removal and site restoration costs required by environmental law or contracts.

Given the Company is in the early stages of mineral exploration and has not yet commenced site development or any activities resulting in environmental disturbance, no restoration or reclamation liabilities have been recognized. The Company will assess its obligations as activities advance toward development and production.

The accompanying notes are an integral part of these consolidated financial statements

Nussir ASA

Consolidated Financial Statements

(Expressed in Norwegian Krone)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate en ti ties. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Income taxes

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the period, adjusted for amendments to tax payable for previous years.

Deferred tax assets and liabilities are computed by providing for temporary differences between the carrying amounts of assets and liabilities on the consolidated statements of financial position and their corresponding tax values, using the enacted or substantially enacted income tax rates at each consolidated statement of financial position date. Deferred tax assets also result from unused losses and other deductions carried forward. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Segment reporting

The Group is engaged in exploration and evaluation activities related to minerals in the Hammerfest municipality, Norway, and this is the Group’s only segment.

New accounting policies adopted January 1, 2024

New standards and amendments to standards and interpretations effective from 1 January 2024 did not have any significant impact on the financial statements.

New standards and interpretations not yet adopted

New standards and amendments to standards and interpretations are effective for annual periods beginning on or after 1 January 2025 and have not been applied in preparing these financial statements. None of these are expected to have any significant impact on the company’s financial statements, except for IFRS 18 Presentation and Disclosure in Financial Statements effective from 1 January 2027. The Group is currently assessing the potential impact of this new standard.

3)	Use of judgements and estimates

Significant Judgements

The preparation of these consolidated financial statements requires the Company to make significant judgments in applying the Company’s accounting policies and the basis of consolidation. These include but are not limited to the following:

Going concern: The assumption of the going concern of the Company as discussed in note 2 above.

The accompanying notes are an integral part of these consolidated financial statements

Nussir ASA

Consolidated Financial Statements

(Expressed in Norwegian Krone)

Estimations and assumptions

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Exploration and Evaluation Assets

As at December 31, 2024, the Company does not recognize any exploration and evaluation assets on its statement of financial position. However, management assesses indicators of impairment on any capitalized amounts should they arise and considers factors such as geological results, changes in permitting status, or significant changes in commodity prices.

Income Taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. The Company has not recognized any deferred tax assets in respect of unused tax losses as it is not yet probable that taxable profit will be available against which these losses can be utilized.

4)	Income taxes

The Group has incurred substantial tax losses carried forward and the related tax asset is shown in the table below. At this stage, the Group cannot substantiate that there will be sufficient future taxable income to be able to realize the Group’s unused tax losses, and therefore the Group has not recognized deferred tax assets at 31 December 2024. Tax losses can be carried forward indefinitely in Norway.

	2024	2023
Taxes payable	-	-
Deferred tax	-	-
Income tax expense/(income)	-	-

Tax effects of temporary differences and tax loss carryforwards at:

	31.12.2024	31.12.2023	01.01.2023
Mineral properties	1 073 314	1 073 314	1 073 314
Tax loss carryforwards	53 687 206	51 223 726	48 154 924
Total net deferred tax assets	54 760 521	52 297 040	49 228 238
Nominal tax rate (used for measurement)	22%	22%	22%

Recognized in the statement of financial position:

Amounts in NOK	31.12.2024	31.12.2023	01.01.2023
Deferred tax asset	-	-	-
Deferred tax liability

The accompanying notes are an integral part of these consolidated financial statements

Nussir ASA

Consolidated Financial Statements

(Expressed in Norwegian Krone)

The following table shows the reconciliation of expected tax using the nominal tax rate to the actual tax (expense)/income:

	2024	2023
Income/loss (-) before tax	(13 816 685)	(13 949 100)
Nominal tax rate	22%	22%
Expected income tax expense (-)/income	3 039 671	3 068 802
Non-deductible costs	(576 190)	-
Change in valuation allowance deferred tax asset	(2 463 481)	(3 068 802)
Tax expense H/income	-	-

5)	Mineral Properties

The carrying amount of NOK 10 million represents acquired mineral properties at Ulveryggen, a copper deposit by Repparfjorden in the Hammerfest municipality, Norway. The mineral properties were purchased in 2011 and there have been no additions, amortization or impairment of these mineral properties since acquisition.

The mineral properties will be included in the basis for UoP amortization together with other general investments in the mine and will be amortized once the mine is in production.

Management assesses indicators of impairment at each reporting period and tests mineral properties for impairment when facts or circumstances suggest the carrying amount may exceed recoverable value.

6)	Prepayments and other receivables

	31.12.2024	31.12.2023	01.01.2023
Prepayments	61 116	89 244	87 370
Receivable from shareholder (1)	1 347 624	-	-
VAT receivable	-	70 727	110 010
Totalt	1 408 740	159 971	197 380

(1) See note 13.

7)	Cash and cash equivalents

	31.12.2024	31.12.2023	01.01.2023
Bank deposits, unrestricted	6 790 517	11934 253	15 518 816
Restriced cash, employee withholding taxes	246 329	298 621	342 549
Total cash and cash equivalents	7 036 846	12 232 874	15 861 365

The accompanying notes are an integral part of these consolidated financial statements

Nussir ASA

Consolidated Financial Statements

(Expressed in Norwegian Krone)

8)	Share Capital

Number of shares outstanding	Ordinary Shares
2023:
Opening balance	105 500 000
Share issue
31 December 2023	105 500 000

2024:
Opening balance	105 500 000
Share issue	40 000 000
31 December 2024	145 500 000

All shares carry equal rights and has a par value of NOK 0.10 per share.

Share issue in 2024

In July 2024 Nussir completed a share issue to existing shareholders of 40 000 000 shares with gross proceeds of NOK 20.0 million.

	Number of
The largest shareholders in % of outstanding 31.12.2024	Shares	Percentage
Monial AS	46 700 000	32,10%
Baker Steel RT Ltd.	31 385 361	21,57%
Antaeus AS (CEO)	14 959 000	10,28%
Nils Thrane	10 018 100	6,89%
Euroclear Bank SA	8 951 432	6,15%
Harald Nilsen AS	5 076 923	3,49%
Lokalkapital AS	4 153 846	2,85%
LNS AS	4 076 923	2,80%
Waxa AS	3 000 000	2,06%
Other shareholders	17 178 415	11,81%
Sum	145 500 000	100,00%

9)	Shareholder loans

The Company was in June 2023 provided with shareholder loans from its two main shareholders: NOK 8 million from Monial AS and NOK 2 million from Baker Steel RT Ltd. The loans carried interest of 14% and had maturity in June 2025. The loans were repaid in 2024.

The accompanying notes are an integral part of these consolidated financial statements

Nussir ASA

Consolidated Financial Statements

(Expressed in Norwegian Krone)

Changes in shareholder loans:

	31.12.2024	31.12.2023	01.01.2023
Shareholder loans period beginning	10 609 095	-	-
Cash flows:			-
Proceeds from shareholder loans	-	10 000 000	-
Repayment of shareholder loans	(10 000 000)		-
Interest paid	(1 475 844)		-
Total cash flows	(11 475 844)	10 000 000	-

Non-cash changes:
Accrued interest	866 749	609 095	-
Total shareholder loans period end	-	10 609 095	-

10) Financial instruments and financial risk management

Overview

The Company is exposed to a variety of risks, including credit risk, liquidity risk, interest rate risk and currency risk. This note presents information about the Company's exposure to each of the above mentioned risks, and the Company's objectives, policies and processes for managing such risks. The note also presents the Company's objectives, policies and processes for managing capital.

Liquidity risk

Liquidity risk is the risk of being unable to pay financial liabilities as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its financial liabilities as they fall due, under normal as well as extraordinary circumstances, without incurring unacceptable losses or risking damage to the Group's reputation.

The Group did at year end 2024 not have sufficient capital to finance the necessary investments until operations can achieve positive cash flow from operations, and is, therefore, dependent on the availability of new capital to finance them. The Group's ability to fund future activities will partly depend on external conditions, which the Group has no control over. Should the project fail to materialize, there arises a risk that all or part of the value capitalized would not be realized.

Market risk

Market risk consists of the risk that real value or future cash flow related to financial instruments will vary as a consequence of fluctuation in market prices. Market risk includes, but is not limited to, currency risk, interest rate risk and price risk from sales. Currently, the Group has no exposure to price risk from sale of goods, and no financial instruments have been entered into related to future expected exposures. To a limited extent, the Group has market risk from financial instruments such as cash and cash equivalents and trade payables.

(i) Variable interest rate risk

The Group’s cash and cash equivalents are exposed to changes in the market interest rate on bank deposits. The Group’s exposure on the result at year end 2024 is approximately +/-NOK 70 thousand per percentage-point change in the variable market interest rate (2023: NOK 122 thousand).

The accompanying notes are an integral part of these consolidated financial statements

Nussir ASA

Consolidated Financial Statements

(Expressed in Norwegian Krone)

(ii) Currency exchange risk

Throughout 2024 and as per the date of this report, the Group had no currency exposure of significance.

Credit risk

Credit risk is the risk of financial losses if a customer or counterpart of a financial instrument is unable to meet contractual obligations.

The Group’s current business has only limited credit risk. Cash and cash equivalents and security deposits in banks represent a large portion of the Group’s financial assets at 31 December 2024. There has not been recognized any loss on receivables in 2024 or 2023.

Political risk

In addition to financial risk, the Group is exposed to political risk related to its mining project. The political risk includes the risk of not obtaining or extending the relevant governmental permits necessary to extract and produce minerals from the mining project.

Categories and fair value of financial instruments

The carrying amounts on the balance sheet of cash and cash equivalents, receivables, payables to suppliers, interest bearing loans and other short-term financial items are close to fair value due to the short time period till maturity. All of the Group's financial assets and financial liabilities are in the category amortized cost and all amounts shown in the table below are equal to the carrying amounts. Prepayments, accrued receivables, VAT, public duties payable and accrued expenses are not included.

	31.12.2024	31.12.2023	01.01.2023
Financial assets:
Financial receivables	1 347 624	-	-
Cash and cash equivalents	7 036 846	12 232 874	15 861 365
Total financial assets	8 384 470	12 232 874	15 861 365

Financial liabilities:
Accounts payable	528 134	238 242	376 984
Shareholder loans	-	10 609 095	-
Total financial liabilities	528 134	10 847 337	376 984

11) Other current liabilities

	31.12.2024	31.12.2023	01.01.2023
Tax withholding and social security accrual	351 456	456 923	369 065
Employee salary and holiday pay accrual	647 550	640 860	686 448
VAT payable	331066	-	-
Accrued expenses and other current liabilities	33 537	77 197	306 620
Total	1 363 610	1 174 981	1 362 134

The accompanying notes are an integral part of these consolidated financial statements

Nussir ASA

Consolidated Financial Statements

(Expressed in Norwegian Krone)

12) Investment in subsidiaries

Nussir ASA has one subsidiary:

	Location	Incorporated	Ownership
Nussir Holding AS	Hammerfest, Norway	2022	100%

13) Related parties and compensation of management

All related party transactions are conducted on terms equivalent to those that prevail in arm’s length transactions.

Compensation to Chief Executive Officer (CEO) and Board of Directors:

Compensation to CEO:	2024	2023
Salary	2 541 389	2 120 959
Pension contribution	169 534	162 142
Other compensation	8 244	7 557
Total	2 719 167	2 290 658

Pensions

The Group has had a defined contribution pension plan for its employees which satisfies the statutory requirements in the Norwegian law on required occupational pension ("lov om obligatorisk tjenestepensjon"). The CEO is participating in the defined contribution plan.

Compensation to Board of Directors:	2024	2023
Board fees	800 000	800 000

Receivable from CEO/shareholder

In connection with the share issue in 2024, salary was paid out from the company to the CEO and payroll taxes were paid. The net salary payment was used to subscribe for shares in the company. See note 6. This is not in accordance with the Norwegian Companies Act, sections 8-10. The board considers the salary payment to have had no negative consequences for the company's shareholders or creditors, but it has decided that the funds should be repaid. The funds were repaid on 21 February 2025.

Shares owned/controlled by members of the Board and senior management as of 31 December 2024:

Shareholder	Number of Shares	Percentage
Antaeus AS *)	14 959 000	10,28%
Karin Thorburn, Board member	1 000 000	0,69%

*) Controlled by the CEO.

The accompanying notes are an integral part of these consolidated financial statements

Nussir ASA

Consolidated Financial Statements

(Expressed in Norwegian Krone)

Shares owned/controlled by members of the Board and senior management as of 31 December 2023:

Shareholder	Number of Shares	Percentage
Antaeus AS *)	4 366 237	4,14%
Antaeus Pro AS *)	4 200 000	3,98%

*) Controlled by the CEO.

Shareholder loans

Nussir was provided a total of NOK 10 million in shareholder loans from its two main shareholders in 2023. The loans were repaid in 2024. See note 9.

14) First-time adoption of IFRS

These financial statements are the first annual financial statements of the Company prepared in accordance with IFRS, as issued by the International Accounting Standards Board. The Company has issued Norwegian GAAP financial statements for 2024 but is reissuing and implementing IFRS effective January 1, 2024. The date of transition to IFRS was January 1, 2023.

The Company has applied IFRS 1 – First-time Adoption of International Financial Reporting Standards, which requires retrospective application of all IFRS standards in effect as of the reporting date, with certain optional exemptions and mandatory exceptions.

Adjustments on transition to IFRS relate to:

1)	A change in accounting policy for exploration and evaluation expenditures. Under Norwegian GAAP, the Company capitalized certain exploration and development costs related to early exploration activities. Under IFRS, the Company's accounting policy is to expense such expenditures as incurred in accordance with IFRS 6.

2)	The subsidiary Nussir Holding AS was not consolidated in the Norwegian GAAP financial statements for Nussir ASA previously issued.

Reconciliation of equity:

	31.12.2024	31.12.2023	01.01.2023
Total shareholders’ equity under Norwegian GAAP	21 538 336	15 322 852	29 235 395
Adjustment to expense exploration costs	(4 878 701)	(4 878 701)	(4 878 701)
Adjustment to consolidate subsidiary	(105 793)	(73 624)	(37 067)
Total shareholders' equity under IFRS	16 553 842	10 370 527	24 319 627

The accompanying notes are an integral part of these consolidated financial statements

Nussir ASA

Consolidated Financial Statements

(Expressed in Norwegian Krone)

Reconciliation of comprehensive income:

	2024	2023
Total comprehensive income/loss (-) for the year under Norwegian GAAP	(13 784 516)	(13 912 543)
Adjustment to consolidate subsidiary	(32 169)	(36 557)
Total comprehensive income/(loss) for the year under IFRS	(13 816 685)	(13 949 100)

15) Events after balance sheet date

In December 2024 Blue Moon Metals Inc. (“Blue Moon”) a mining company listed on the TSX Venture exchange in Canada, Nussir ASA and Nye Sulitjelma Gruver AS (“NSG”) announced that the parties had entered into an agreement pursuant to which Blue Moon agreed to acquire 93.55% of the issued and outstanding shares of Nussir and 100% of the shares in NSG. The agreement closed in February 2025, and at the date of this report Nussir is a subsidiary of Blue Moon.

The accompanying notes are an integral part of these consolidated financial statements

Schedule B

The audited consolidated financial statements of NSG as at and for the year ended December 31, 2024, together with the notes thereto and the independent auditor's report thereon

Nye Sulitjelma Gruver AS

Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(expressed in Norwegian Krone)

KPMG AS Sjøgata 8 N-9008 Tromsø	Telephone +47 45 40 40 63 Internet www.kpmg.no Enterprise 935 174 627 MVA

To the General Meeting of Nye Sulitjelma Gruver AS

Independent Auditor’s Report

Opinion

We have audited the consolidated financial statements of Nye Sulitjelma Gruver AS and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at 1 January 2023, 31 December 2023 and 31 December 2024, the consolidated statement of loss and comprehensive loss, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for the years ended 31 December 2023 and 31 December 2024, and notes to the financial statements, including material accounting policy information.

In our opinion

•	the financial statements comply with applicable statutory requirements,

•	the consolidated financial statements give a true and fair view of the financial position of the Group as at 1 January 2023, 31 December 2023 and 31 December 2024, and its financial performance and its cash flows for the years ended 31 December 2023 and 31 December 2024 in accordance with IFRS Accounting Standards as issued by the IASB.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company and the Group as required by relevant laws and regulations in Norway and the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of the Board of Directors and the Managing Director for the Financial Statements

The Board of Directors and the Managing Director (management) are responsible for the preparation of financial statements that give a true and fair view in accordance with IFRS Accounting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error. We design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

•	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves a true and fair view.

•	obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Tromsø

KPMG AS

Stig-Tore Richardsen

State Authorised Public Accountant

(This document is signed electronically)

Nye Sulitjelma Gruver AS

Consolidated Financial Statements

(Expressed in Norwegian Krone)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT

		December 31,	December 31,	January 1,
	NOTE	2024	2023	2023
		NOK	NOK	NOK
ASSETS
Cash and cash equivalents		695,147	703,018	83,536
Total current assets		695,147	703,018	83,536

Mineral properties	4	10,000,000	10,000,000	10,000,000
Total non-current assets		10,000,000	10,000,000	10,000,000

Total assets		10,695,147	10,703,018	10,083,536

LIABILITIES
Accounts payable and accrued liabilities	5	285,474	86,820	116,852
Total current liabilities		285,474	86,820	116,852

Shareholder loans	6	-	15,434,113	12,513,453
Total non-current liabilities		-	15,434,113	12,513,453
Total liabilities		285,474	15,520,933	12,630,304

SHAREHOLDERS’ EQUITY
Share capital	8	4,356,000	4,060,000	4,060,000
Contributed surplus	8	17,053,648	-	-
Deficit		(10,999,975)	(8,877,915)	(6,606,769)
Total shareholders’ equity		10,409,673	(4,817,915)	(2,546,769)
Total shareholders’ equity and liabilities		10,695,147	10,703,018	10,083,536

Approved by the Board of Directors on May 11, 2025

/s/ "Skott Mealer"		/s/ "Mona Soyland"
Skott Mealer		Mona Søyland
Chairman		Board Member

/s/ "Storker Bjornstad"
Størker Bjørnstad Board Member

The accompanying notes for an integral part of these consolidated financial statements

4

Nye Sulitjelma Gruver AS

Consolidated Financial Statements

(Expressed in Norwegian Krone)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31,	NOTE	2024	2023
		NOK	NOK
Salary costs		451,456	335,229
Other operating costs		755,069	1,014,830
Operating loss		1,206,525	1,350,059

Interest expense	6	915,535	920,661
Foreign exchange loss		-	427
Loss before income tax		2,122,060	2,217,147

Income tax	9	-	-

Loss for the year		2,122,060	2,217,147

Other comprehensive income		-	-
Total comprehensive loss for the year		2,122,060	2,271,147

The accompanying notes for an integral part of these consolidated financial statements

5

Nye Sulitjelma Gruver AS

Consolidated Financial Statements

(Expressed in Norwegian Krone)

CONSOLIDATED STATEMENT OF CASHFLOW

For years ended December 31,	2024	2023
	NOK	NOK
Operating activities
Loss and comprehensive loss	(2,122,060)	(2,271,147)

Items not affecting cash
Shareholder accrued loan interest	915,535	920,661

Change in non-cash working capital	198,654	(30,032)

Cash used in operating activities	(1,007,871)	(1,380,518)

Financing activities
Proceeds from shareholder loans	1,000,000	2,000,000

Cash used in financing activities	1,000,000	2,000,000

Change in cash and cash equivalents	(7,871)	619,482

Cash and cash equivalents – beginning	703,018	83,536

Cash and cash equivalents - ending	695,147	703,018

The accompanying notes for an integral part of these consolidated financial statements

6

Nye Sulitjelma Gruver AS

Consolidated Financial Statements

(Expressed in Norwegian Krone)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Number of		Contributed		Shareholders'
	NOTE	shares	Share capital	surplus	Deficit	equity
			NOK	NOK	NOK	NOK
January 1, 2023 (restated)[1]		4,060	4,060,000	-	(6,606,769)	(2,546,769)
Loss and comprehensive loss		-	-	-	(2,271,147)	(2,271,147)
December 31, 2023		4.060	4,060,000	-	(8,877,915)	(4,817,915)
Conversion of shareholder loan to equity	8	296	296,000	17,053,648	-	17,349,648
Loss and comprehensive loss		-	-	-	(2,122,060)	(2,122,060
December 31, 2024:		4,356	4,356,000	17,053,648	(10,999,975)	10,409,673)

1 The adjustment to opening deﬁcit as at January 1, 2023 reflects a change in accounting policy resulting from the Company’s ﬁrst-time adoption of IFRS. These adjustments include expensing of exploration and evaluation cost that were previously capitalized under Norwegian GAAP, and the elimination of contributed surplus without an oﬀsetting investment under the consolidation of Sulitjelma Mineral AS. Refer to Note 4 – First-time Adoption of IFRS.

The accompanying notes for an integral part of these consolidated financial statements

7

Nye Sulitjelma Gruver AS

Consolidated Financial Statements

(Expressed in Norwegian Krone)

1)	Nature of Operations and Going Concern

a)	Nature of operations

Nye Sulitjelma Gruver AS (“NSG” or the “Company”) is a wholly owned subsidiary of Blue Moon Metals Inc., a Canadian mining company listed on the TSX Venture Exchange. Incorporated under Norwegian law, NSG is focused on the exploration and development of mineral assets in the Sulitjelma region of northern Norway. The Company’s registered office is located at Industriveien 22, Fauske, Norway. NSG holds rights to a brownfield underground mining project located in the historic Sulitjelma mine area. As of the reporting date, the Company is in the exploration and evaluation phase.

The Company’s consolidated financial statements were authorized for issue by the Board of Directors on May 11, 2025.

b)	Going concern

The Company is engaged in the exploration and evaluation of mineral properties located in Norway. The nature of the Company’s activities requires ongoing expenditures related to property maintenance, exploration and technical evaluation work. The Company has not yet generated any revenue from mining operations and remains in the exploration and evaluation phase.

On February 26, 2025, the Company was acquired by Blue Moon Metals Inc. as part of a broader transaction involving the acquisition of Norwegian copper assets. Following the acquisition, Blue Moon Metals Inc. became the Company’s sole shareholder and will provide financial support to enable the Company to meet its obligation to continue exploration activities.

The Company’s ability to continue as a going concern is therefore dependent on the ongoing financial support of Blue Moon Metals Inc., including its ability to raise funds through equity financing or other arrangements. These financial statements have been prepared in accordance with IFRS Accounting Standards on a going concern basis.

As part of the acquisition, Blue Moon Metals Inc., completed a significant equity financing that included proceeds earmarked for advancing the newly acquired Norwegian properties, including those held by NSG. While Blue Moon Metals Inc. has successfully raised capital to date, there is no assurance that it will continue to do so in the future. This results in material uncertainties that may cast doubt on the Company’s ability to continue as a going concern.

These consolidated financial statements do not reflect the adjustments to the carrying values of the assets and liabilities and the reported expenses and statement of financial position classifications that might be necessary were the Company not able to continue as a going concern.

c)	First time adoption of IFRS

These financial statements represent the first annual financial statements of the Company prepared in accordance with IFRS. The Company has applied IFRS 1 – First-time Adoption of IFRS. Further details regarding the transition from Norwegian GAAP to IFRS, including reconciliations and changes in accounting policies, are presented in Note 4.

The accompanying notes for an integral part of these consolidated financial statements

8

Nye Sulitjelma Gruver AS

Consolidated Financial Statements

(Expressed in Norwegian Krone)

2)	Basis of Presentation and Summary of Material Accounting Policies

a)	Basis of Presentation and Measurement

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared on a historical cost basis, except for certain items at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information, which is presented on a cash basis. The functional currency of the Company is the Norwegian Krone (“NOK”), and all amounts are expressed in Norwegian Krone, unless otherwise stated.

b)	Material Accounting Policies

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its 100% controlled subsidiary Sulitjelma Mineral AS. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All significant intercompany transactions and balances have been eliminated.

Balance sheet classification

Current assets and current liabilities include items due less than a year from the balance sheet date, and items related to the operating cycle. Other assets and liabilities are classified as noncurrent.

Mineral property interests and exploration expenditures

All direct costs related to the acquisition of exploration and evaluation assets are capitalized upon acquiring the legal right to explore a property. Exploration and evaluation expenditures incurred prior to the determination of the feasibility of mining operations and a decision to proceed with development, are charged to profit or loss as incurred.

In accordance with IAS 36 – Impairment of Assets, upon transition to the development stage the Company is required to assess the recoverable amount of its development assets against its carrying value.

Exploration and evaluation costs are expensed as incurred while the Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. If and when the Company’s management determines that economically extractable proven or probable mineral reserves have been established, the subsequent costs incurred to develop such property, including costs to further delineate the ore body will be capitalized.

Although the Company has taken steps to verify title to the properties in which it has an interest, in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee the Company’s title. Property titles may be subject to unregistered prior agreements and noncompliance with regulatory requirements.

The accompanying notes for an integral part of these consolidated financial statements

9

Nye Sulitjelma Gruver AS

Consolidated Financial Statements

(Expressed in Norwegian Krone)

Impairment of assets

At the end of each reporting period, the Company reviews the carrying amounts of its mineral property interests to determine whether there is an indication that those assets have suffered impairment. If any such indication exists, the recoverable amount of the asset or cash-generating unit (“CGU”) is estimated in order to determine the extent of the impairment charge (if any).

The recoverable amount used for this purpose is the higher of the fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For an asset that does not generate largely independent cash flows, the amount is determined for the CGU to which the asset belongs.

If the recoverable amount of an asset or CGU is estimated to be less than its recorded amount, the recorded amount of the asset or CGU is reduced to its recoverable amount. An impairment charge is recognized immediately in the consolidated statement of loss and comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are recognized at fair value on initial recognition and subsequently measured at amortized cost. Due to their short-term nature, their carrying amounts approximate fair value.

Borrowings

Loans and borrowings are initially recognized at fair value, net of directly attributable transaction costs. After, initial recognition, interest-bearing loans are measured at amortized cost using the effective interest method. The difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the statement of loss over the term of the loans using the effective interest rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less. As at December 31, 2024, the Company had cash of NOK 695,147 (2023: NOK 703,018).

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

Environmental expenditures

The operations of the Company may in the future be, affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures.

The accompanying notes for an integral part of these consolidated financial statements

10

Nye Sulitjelma Gruver AS

Consolidated Financial Statements

(Expressed in Norwegian Krone)

Environmental expenditures relating to ongoing environmental and reclamation programs are charged to operations, or are capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. Liabilities related to environmental protection and reclamation costs are recognized when the obligation is incurred and the fair value of the related costs can be reasonably estimated. This includes future removal and site restoration costs required by environmental law or contracts.

Given the Company is in the early stages of mineral exploration and has not yet commenced site development or any activities resulting in environmental disturbance, no restoration or reclamation liabilities have been recognized. The Company will assess its obligations as activities advance toward development and production.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate en ti ties. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Income taxes

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the period, adjusted for amendments to tax payable for previous years.

Deferred tax assets and liabilities are computed by providing for temporary differences between the carrying amounts of assets and liabilities on the consolidated statements of financial position and their corresponding tax values, using the enacted or substantially enacted, income tax rates at each consolidated statement of financial position date. Deferred tax assets also result from unused losses and other deductions carried forward. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

New accounting policies adopted January 1, 2024

New standards and amendments to standards and interpretations effective from 1 January 2024 did not have any significant impact on the financial statements.

New standards and interpretations not yet adopted

New standards and amendments to standards and interpretations are effective for annual periods beginning on or after 1 January 2025 and have not been applied in preparing these financial statements. None of these are expected to have any significant impact on the company’s financial statements, except for IFRS 18 Presentation and Disclosure in Financial Statements effective from 1 January 2027. The Group is currently assessing the potential impact of this new standard.

The accompanying notes for an integral part of these consolidated financial statements

11

Nye Sulitjelma Gruver AS

Consolidated Financial Statements

(Expressed in Norwegian Krone)

c)	Significant Judgements and Estimates in Applying the Company’s Accounting Policies Significant Judgements

The preparation of these consolidated financial statements requires the Company to make significant judgments in applying the Company’s accounting policies and the basis of consolidation. These include but are not limited to the following:

Going concern: The assumption of the going concern of the Company as discussed in Note 1(b) above.

Estimations and assumptions

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Exploration and Evaluation Assets

As at December 31, 2024, the Company does not recognize any exploration and evaluation assets on its statement of financial position. However, management assesses indicators of impairment on any capitalized amounts should they arise and considers factors such as geological results, changes in permitting status, or significant changes in commodity prices.

Income Taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. The Company has not recognized any deferred tax assets in respect of unused tax losses as it is not yet probable that taxable profit will be available against which these losses can be utilized.

3)	First-time Adoption of IFRS

These financial statements are the first annual financial statements of the Company prepared in accordance with IFRS, as issued by the International Accounting Standards Board. The Company transitioned from Norwegian GAAP to IFRS effective January 1, 2024. The date of transition to IFRS was January 1, 2023.

The Company has applied IFRS 1 – First-time Adoption of International Financial Reporting Standards, which requires retrospective application of all IFRS standards in effect as of the reporting date, with certain optional exemptions and mandatory exceptions. The Company elected to apply the deemed cost exemptions for its mineral properties, plant and equipment.

The accompanying notes for an integral part of these consolidated financial statements

12

Nye Sulitjelma Gruver AS

Consolidated Financial Statements

(Expressed in Norwegian Krone)

Adjustments on transition to IFRS relate to:

1)	A change in accounting policy for exploration and evaluation expenditures. Under Norwegian GAAP, the Company capitalized certain property acquisition and development costs related to early exploration activities. Under IFRS, such expenditures are expensed as incurred in accordance with IFRS 6.

2)	A write down of the Sulitjelma Mineral AS contributed surplus, prior to the transition date, resulting in a consolidation adjustment for the uneliminated equity.

Reconciliation of Equity at Date of Transition – January 1, 2023

Component	NOK
Total shareholders’ equity under Norwegian GAAP	(1,005,092)
Adjustment to expense exploration costs (expensed under IFRS 6)	(1,791,677)
Consolidation adjustment reserve (contributed surplus with no offsetting investment)	250,000
Total shareholders’ equity under IFRS	(2,546,769)

All IFRS transition adjustments were recognized directly to shareholders’ equity at January 1, 2023. No further adjustments occurred in 2023 under IFRS. All differences from Norwegian GAAP reflect the prior year transition impact.

Reconciliation of Comprehensive Income for the year ended December 31, 2023

There were no material adjustments to the total comprehensive loss for 2023 under IFRS, as all relevant adjustment were recognized in previous years. Therefore the loss and comprehensive loss reported under Norwegian GAAP for 2023 is consistent with IFRS.

4)	Mineral Properties

Sulitjelma NOK
December 31, 2023 and December 31, 2024	10,000,000

Mineral properties consist of the Company’s interest in the Sulitjelma copper project located in northern Norway. On December 15, 2021, the Company acquired 100% of the shares in Sulitjelma Minerals AS, the entity holding the rights to the Sulitjelma mineral property, for total consideration of NOK 10,000,000.

The acquisition was completed under Norwegian GAAP and was assessed on transition to IFRS as an asset acquisition rather than as a business combination, as the underlying transaction did not meet the definition of a business under IFRS 3.

The Company applied the deemed cost exemption under IFRS 1 for its mineral property interest and elected to carry forward the historical cost recognized under Norwegian GAAP as the deemed cost at the date of transition to IFRS (January 1, 2023).

Management assesses indicators of impairment at each reporting period and tests mineral properties for impairment when facts or circumstances suggest the carrying amount may exceed recoverable value.

The accompanying notes for an integral part of these consolidated financial statements

13

Nye Sulitjelma Gruver AS

Consolidated Financial Statements

(Expressed in Norwegian Krone)

5)	Accounts Payable and Accrued Liabilities

For the years ended December 31,	2024	2023
	NOK	NOK
Accounts payable	165,545	21,996
Tax withholding and social security accrual	67,738	27,247
Employee salary and holiday pay accrual	52,191	37,577
Total	285,474	86,820

6)	Shareholder loans

At December 31, 2023, the Company had two shareholder loan agreements with related parties, which were classified as non-current liabilities. These loans were entered into on December 1, 2021 and were not originally convertible into equity. However, the shareholders subsequently resolved to convert the outstanding loan balances into share capital in November 2024.

		Original Loan				Balance as at
Lender		Amount	Interest Rate	Maturity		December 31, 2023
Fauskebygg Holding AS	NOK	5,000,000	NIBOR + 2%	December 1, 2026	NOK	7,717,057
Fauskebygg Invest AS	NOK	5,000,000	NIBOR + 2%	December 1, 2026	NOK	7,717,056
Total	NOK	10,000,000			NOK	15,434,113

The loans bore interest at commercial terms and were unsecured. Under the loan terms, the loans were interest only for the first five years, with no principal payments due until maturity.

Interest expense of NOK 915,535 was recognized in the statement of loss and comprehensive loss for the year ended December 31, 2024 (2023: NOK 920,661) in relation to these loans.

7)	Related Party Transactions

At December 31, 2023, the Company had outstanding shareholder loans from the following related parties:

•	Fauskebygg Holding AS, a Company related through a Director of the Company, held a shareholder loan of NOK 7,717,057

•	Fauskebygg Invest AS, a Company related through a Director of the Company, held a shareholder loan of NOK 7,717,056

In November 2024, both loans were converted to share capital through a debt-for-equity transaction. Refer to Note 8 – Share Capital for further details.

Interest expense of NOK 915,535 (2023: NOK 920,661) was recognized in the 2024 statement of loss and comprehensive loss and accrued to the related parties.

All related party transactions were conducted on terms equivalent to those that prevail in arm’s length transactions.

The accompanying notes for an integral part of these consolidated financial statements

14

Nye Sulitjelma Gruver AS

Consolidated Financial Statements

(Expressed in Norwegian Krone)

8)	Share Capital

Common Shares

The following shows the Company’s issued and outstanding common shares and the prices at which the share are issued.

	Number of	Nominal Value
	Common Shares	Per Share
Balance as at January 1, 2023 and December 31, 2023	4,060	NOK	1,000
Conversion of shareholder loan to equity	296	NOK	1,000
Balance as at December 31, 2024	4,356

On November 6, 2024, the Company issued 296 ordinary shares at NOK 1,000 par value per share, resulting in a total increase in share capital of NOK 296,000.

The issuance was completed as part of a debt-for-equity conversion whereby a total of NOK 17,599,648 in shareholder loans and accrued interest owing to related parties (see note 6 and 7) was settled through the issuance of shares.

The transaction resulted in an increase to share capital of NOK 296,000 and an increase in contributed surplus of NOK 17,303,648, representing the excess value of debt converted over the nominal value of the shares issued.

9)	Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

For the year ended December 31,	2024	2023
	NOK	NOK
Loss for the year	(2,122,060)	(2,271,147)
Expected income tax (recovery)	(466,853)	(499,652)
Permanent differences	-	-
Change in unrecognized deductible temporary differences	466,853	499,652
Total income tax expense (recovery)	-	-

The deferred tax assets have not been recognised in respect of the following items, because it is not probably that future taxable profit will be available against which the Group can use the benefits therefrom.

For the year ended December 31,	2024	2023
	NOK	NOK
Accumulated loss brought forward	(14,371,481)	(12,103,334)

Non capital losses available for future periods	(2,122,060)	(2,271,147)

Total loss carried forward	(16,496,541)	(14,374,481)

Deferred tax asset (22%)	3,629,239	3,162,386

The accompanying notes for an integral part of these consolidated financial statements

15

Nye Sulitjelma Gruver AS

Consolidated Financial Statements

(Expressed in Norwegian Krone)

10)	Financial instruments and financial risk management

Overview

The Company is exposed to a variety of risks, including credit risk, liquidity risk, interest rate risk and currency risk. This note presents information about the Company’s exposure to each of the above-mentioned risks, and the Company’s objectives, policies and processes for managing such risks. The note also presents the Company’s objectives, policies and processes for managing capital.

Liquidity risk

Liquidity risk is the risk of being unable to pay financial liabilities as they fall due. The Group’s approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its financial liabilities as they fall due, under normal as well as extraordinary circumstances, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group did at year end 2024 not have sufficient capital to finance the necessary investments until operations can achieve positive cash flow from operations, and is, therefore, dependent on the availability of new capital to finance them. The Group’s ability to fund future activities will partly depend on external conditions, which the Group has no control over. Should the project fail to materialize, there arises a risk that all or part of the value capitalized would not be realized.

Market risk

Market risk consists of the risk that real value or future cash flow related to financial instruments will vary as a consequence of fluctuation in market prices. Market risk includes, but is not limited to, currency risk, interest rate risk and price risk from sales. Currently, the Group has no exposure to price risk from sale of goods, and no financial instruments have been entered into related to future expected exposures. To a limited extent, the Group has market risk from financial instruments such as cash and cash equivalents and accounts payable payables.

(i)	Variable interest rate risk

The Group’s cash and cash equivalents are exposed to changes in the market interest rate on bank deposits. The Group’s exposure on the result at year end 2024 is approximately +/-NOK 7,000 per percentage-point change in the variable market interest rate (2023: NOK 7,000).

(ii)	Currency exchange risk

Throughout 2024 and as per the date of this report, the Group had no currency exposure of significance.

Credit risk

Credit risk is the risk of financial losses if a customer or counterpart of a financial instrument is unable to meet contractual obligations.

As at December 31, 2024, the Group’s exposure to credit risk is limited to cash and cash equivalents and security deposits held with reputable financial institutions. The Group does not have trade receivables or other significant credit exposures.

The accompanying notes for an integral part of these consolidated financial statements

16

Nye Sulitjelma Gruver AS

Consolidated Financial Statements

(Expressed in Norwegian Krone)

Political risk

In addition to financial risk, the Group is exposed to political risk related to its mining project. The political risk includes the risk of not obtaining or extending the relevant governmental permits necessary to extract and produce minerals from the mining project.

Categories and fair value of financial instruments

The carrying amounts on the balance sheet of cash and cash equivalents, payables to suppliers, interest bearing loans and other short-term financial items are close to fair value due to the short time period till maturity. All of the Group's financial assets and liabilities are in the category amortized cost and all amounts shown in the table below are equal to the carrying amounts. Public duties payable and accrued expenses are not included.

	December 31, 2024	December 31, 2023	January 1, 2023
Financial assets:
Cash and cash equivalents	695,147	703,018	83,536
Total financial assets	695,147	703,018	83,536

Financial liabilities:
Accounts payable	165,545	21,996	102,797
Shareholder loans	-	15,434,113	12,513,453
Total financial liabilities	165,545	15,456,109	12,616,250

11) Subsequent Events

In December 2024 Blue Moon Metals Inc. ("Blue Moon"), a Canadian mining company listed on the TSX Venture Exchange, entered into a definitive agreement to acquire 93.55% of the issued and outstanding shares of Nussir ASA and 100% of the shares of NSG. The transaction closed on February 26, 2025, and as of the date of this report, both Nussir and NSG are subsidiaries of Blue Moon.

The accompanying notes for an integral part of these consolidated financial statements

17